SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C.

                   Three year period ending December 31, 2006

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

          Statement Pursuant to Section 12(i) of Public Utility Holding
              Company Act of 1935 by a Person Regularly Employed or
            Retained by a Registered Holding Company or a Subsidiary
         Thereof and Whose Employment Contemplates Only Routine Expenses
                           as Specified in Rule 71(b)


     1.   Name and business address of person filing statement.

          See attached Exhibit A.

     2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

          Not applicable.

     3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

          Enron Corp. ("Enron") and its subsidiaries.

     4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

          See attached Exhibit A.

     5. (a) Compensation received during the current year and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3.

          See Exhibit B, submitted under a request for confidential treatment.

          (b)  Basis for compensation if other than salary.

               Retention bonuses may be paid in certain instances in addition to salary.

     6. Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

          (a)  Total amount of routine expenses charged to client:

               Not applicable.

          (b)  Itemized list of all other expenses:

               None.

                                   SIGNATURES

     Each person signing below signs this form only with respect to the information related to such person.



Enron North America Corp. employees


By:     /s/ L. Don Miller                                 Date:  July 15, 2004
        -----------------                                        -------------
        L. Don Miller
        President and Managing Director


By:     /s/ Rajeev Thapar                                 Date:  July 15, 2004
        -----------------                                        -------------
        Rajeev Thapar
        Managing Director

                                  Exhibit Index



A.   Information Responsive to Items 1 and 4 (filed herewith).

B. Compensation to be Received (submitted under a request for confidential treatment).